Exhibit 99.1

EXECUTION VERSION

SECOND AMENDING AGREEMENT TO
CREDIT AGREEMENT

THIS AGREEMENT dated as of the 22nd day of December, 2008.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

YAMANA GOLD INC., a corporation continued under the laws of Canada

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

- and –

EXPORT DEVELOPMENT CANADA

(hereinafter called the “Additional Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into a credit agreement dated September 10, 2007, as amended by a first amending agreement dated as of December 3, 2007 (collectively, the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

AND WHEREAS the Additional Lender wishes to become a Lender under the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                          Capitalized Terms.  All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1                          General Rule.  Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                          Table of Contents.  The Table of Contents of the Credit Agreement is hereby amended by adding the following immediately after “SCHEDULE K SECURITY DOCUMENTS”

SCHEDULE M             FORM OF ACCORDION AGREEMENT

2.3                          Definitions.  Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)           the definition of “Applicable Rate” is amended as follows:

(i)            by deleting the reference to “means, for a particular Fiscal Quarter,” and replacing it with “means, for a particular Credit Facility and a particular Fiscal Quarter,”;

(ii)           by deleting the phrases “, the rate used to calculate Letter issuance fees pursuant to Section 7.6” and “and Letters”; and

(iii)          by adding the following at the end thereof:

The Applicable Rate from and including the date the second amending agreement dated as of December 22, 2008 between the Borrower, the Lenders and the Administrative Agent becomes effective up to and including the last day of the second full Fiscal Quarter following such effective date shall be set at Level III, unless during such period an increase in the pricing Level is required pursuant to the application of Section 7.8.  For certainty, the Applicable Rate stipulated by the previous sentence shall apply, as of the effective date referred to in the previous sentence, to Bankers’ Acceptances, BA Rate Loans and LIBOR Loans outstanding on such date but only for the remaining portion of applicable term or Interest Periods, as the case may be.;

(b)           the definition of “Available RT Credit” is deleted in its entirety and replaced by the following:

““Available RT Facility 1 Credit” means, at any particular time, the amount, if any, by which the amount of the RT Facility 1 at such time exceeds the amount of credit outstanding under the RT Facility 1 at such time.

“Available RT Facility 2 Credit” means, at any particular time, the amount, if any, by which the amount of the RT Facility 2 at such time exceeds the amount of credit outstanding under the RT Facility 2 at such time.”

(c)           the definition of “Credit Facilities” is deleted in its entirety and replaced by the following:

““Credit Facilities” means the NRT Facility, RT Facility 1 and RT Facility 2 and “Credit Facility” means any of the Credit Facilities.”

(d)           the definition of “Finance Parties” is amended by deleting the phrase “, the Overdraft Lender and the Issuing Lender” and replacing it with the phrase “and the Overdraft Lender”;

(e)           the definition of “Guarantors” is deleted in its entirety and replaced by the following:

“Guarantors” means Chapada Opco, FTFPAR, Sao Francisco Opco, YDM, the Meridian Acquired Subsidiaries, the Northern Orion Acquired Subsidiaries and YBH.

(f)            the definition of “Individual Commitment” is deleted in its entirety and replaced by the following:

““Individual Commitment” means, with respect to a particular Lender and a particular Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3 and 15.5 (as concerns any Credit Facility), 9.1 and 9.4 (as concerns either RT Facility) and 9.2, 9.3 and 9.4 (as concerns the NRT Facility) as the individual commitment of such Lender with respect to such Credit Facility provided that, upon the termination of such Credit Facility pursuant to Section 2.4, the Individual Commitment of each relevant Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under such Credit Facility immediately prior to the termination of such Credit Facility.”

(g)           the definition of “Majority Lenders” is amended as follows:

(i)            in the first line thereof “means,” is deleted and replaced by “(i) means,”; and

(ii)           the reference therein to “both Credit Facilities” is deleted and replaced by “all Credit Facilities”;

(h)           the definition of “Maturity Date” is deleted in its entirety and replaced by the following:

“Maturity Date” means, in respect of the NRT Facility and RT Facility 1, the fifth anniversary of the Effective Date and, in respect of RT Facility 2, December 22, 2010.

(i)            the definition of “NRT Facility” is deleted in its entirety and replaced by the following:

“NRT Facility” means the non-revolving term credit facility established by the NRT/RT Facility 1 Lenders in favour of the Borrower pursuant to Section 2.1(b).”

(j)            the definition of “Overdraft Lender” is deleted in its entirety and replaced by the following:

“Overdraft Lender” means The Bank of Nova Scotia or any other relevant Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation to make Overdraft Loans under RT Facility 1 on behalf of the relevant Lenders.”

(k)           the definition of “Permitted Indebtedness” is amended as follows:

(i)            by deleting the final word “and” in paragraph (f) thereof;

(ii)           by deleting the “.” at the end of paragraph (g) thereof and replacing it with “; and”; and

(iii)          by adding the following paragraph (h) after paragraph (g) thereof:

“(h)         Indebtedness of the Borrower, not otherwise permitted under paragraphs (a) – (g), in an aggregate amount at any particular time of not more than US $50,000,000.”

(l)            the definition of “Pledged Subsidiaries” is deleted in its entirety and replaced by the following:

“Pledged Subsidiaries” means Chapada Opco, Sao Francisco Opco, Alumbrera Opco and El Peñón Opco, the Shares of each of which are pledged to the Administrative Agent pursuant to a Security Document.

(m)          the definition of “Pro Rata Share” is deleted its entirety and replaced by the following:

“Pro Rata Share” means (x) at any particular time with respect to a particular Lender and a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all relevant Lenders with respect to such Credit Facility at such time, (y) at any particular time with respect to a particular Lender and not referable to a particular Credit Facility, the ratio of the aggregate Individual Commitments of such Lender with respect to the Credit Facilities at such time to the aggregate Individual Commitments of all Lenders with respect to the Credit Facilities at such time and (z) at a particular time with respect to a particular Lender with respect to Section 14.21(b)(iii), the ratio of the Secured Obligations of the Borrower owing to such Lender at such time to the aggregate Secured Obligations of the Borrower to all Lenders at such time.

(n)           the definitions of “Draft”, “Issuing Lender”, “Letters”, “Order” and “RT Facility” are deleted in their entirety;

(o)           the following definitions are added in alphabetical order:

““Accordion Agreement” means an agreement in the form of Schedule M (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrower, an Accordion Lender and the Administrative Agent pursuant to Section 2.5(c).

“Accordion Lender” means a Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to RT Facility 2 designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.5(a).

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.5(a).

“Code” shall have the meaning ascribed thereto in Section 11.1(v).

“Fixed Charge Coverage Ratio” means, for any particular Fiscal Quarter, the ratio of (i) Rolling Fixed Charges for such Fiscal Quarter to (ii) the aggregate of (x) Rolling Interest Expenses for such Fiscal Quarter and (y) any scheduled repayments under the Credit Facilities pursuant to Section 9.1 or 9.2 during such Fiscal Quarter and the immediately preceding Fiscal Quarter.

“Meridian I” means Meridian Subco I Limited, a corporation incorporated under the laws of the Cayman Islands.

“Meridian II” means Meridian Subco II Limited, a corporation incorporated under the laws of the Cayman Islands.

“Minera Florida” means Minera Florida Ltda, a limited partnership formed under the laws of Chile.

“Minera Meridian” means Minera Meridian Limitada, a corporation incorporated under the laws of Chile.

“NRT/RT Facility 1 Lenders” means those Lenders with Individual Commitments under the NRT Facility and RT Facility 1.

“Rolling Fixed Charges” means, for any particular Fiscal Quarter, Rolling Two Quarter EBITDA for such Fiscal Quarter:

(a)           minus the aggregate of:

(x)        consolidated cash income taxes paid by the Borrower during such Fiscal Quarter and the immediately preceding Fiscal Quarter;

(y)        all dividends of the Borrower paid in cash during such Fiscal Quarter and the immediately preceding Fiscal Quarter; and

(z)        all capital expenditures (including, without limitation, all Permitted Acquisitions) made by the Borrower on a consolidated basis during such Fiscal Quarter and the immediately preceding Fiscal Quarter to the extent paid in cash; and

(b)           plus the aggregate of:

(x)        the aggregate cash proceeds of disposition from any disposition of assets of the Borrower, on a consolidated basis, permitted pursuant to Sections 11.2(d)(iii) – (iv) or the last sentence of Section 11.2(d) during such Fiscal Quarter and the immediately preceding Fiscal Quarter;

(y)        the aggregate cash proceeds received by the Borrower on a consolidated basis from Permitted Indebtedness for borrowed money during such Fiscal Quarter and the immediately preceding Fiscal Quarter; and

(z)        the aggregate cash proceeds received by the Borrower from the issue of its Shares during such Fiscal Quarter and the immediately preceding Fiscal Quarter.

“Rolling Interest Expenses” means, for any particular Fiscal Quarter, the aggregate of Interest Expenses for such Fiscal Quarter and the immediately preceding Fiscal Quarter.

“Rolling Two Quarter EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)           the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Two Quarter Permitted Acquisition EBITDA) for such Fiscal Quarter and for the immediately preceding Fiscal Quarter; and

(b)           any Rolling Two Quarter Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Two Quarter Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which two Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition, pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such two Fiscal Quarter period.

“RT Facilities” means RT Facility 1 and RT Facility 2 and “RT Facility” means either of the RT Facilities.

“RT Facility 1” means the revolving term credit facility established by the NRT/RT Facility 1 Lenders in favour of the Borrower pursuant to Section 2.1(a).

“RT Facility 2” means the revolving term credit facility established by the RT Facility 2 Lenders in favour of the Borrower pursuant to Section 2.1(c).

“RT Facility 2 Lenders” means those Lenders with Individual Commitments under RT Facility 2.”

“YBH” means Yamana Brazil Holdings B.V., a corporation incorporated under the laws of the Netherlands.

2.4                          Amount of Credit.  Section 1.10 of the Credit Agreement is hereby amended as follows:

(a)           in Section 1.10(c), by deleting “;” and replacing it with “.”; and

(b)           by deleting Sections 1.10 (d) and (e).

2.5                          Interpretations.  Article 1 of the Credit Agreement is hereby amended by adding the following after Section 1.13:

“1.14                      Relevant Lenders

For the purposes hereof, the relevant Lenders in respect of a particular Credit Facility shall be the Lenders who have an Individual Commitment with respect to such Credit Facility.”

2.6                          Credit Facility.  Article 2 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

ARTICLE 2
CREDIT FACILITIES

2.1                          Establishment of Credit Facilities

Subject to the terms and conditions hereof, the relevant Lenders hereby establish in favour of the Borrower:

(a)           a revolving term credit facility (“RT Facility 1”) in the amount of U.S.$250,000,000;

(b)           a non-revolving term credit facility (the “NRT Facility”) in the amount of U.S.$400,000,000; and

(c)           a revolving term credit facility (“RT Facility 2”) in the amount of U.S.$228,157,896 (as such amount may be increased by an additional U.S.$21,842,104 pursuant to Sections 2.5(b) or (c)).  For certainty, the aggregate Individual Commitments under RT Facility 2 shall not exceed at any particular time US$250,000,000, as each such amount may be reduced pursuant to Section 2.3.

2.2                          Lenders’ Commitments

Subject to the terms and conditions hereof, the relevant Lenders severally agree to extend credit to the Borrower under the relevant Credit Facility from time to time provided that the aggregate amount of credit extended by each relevant Lender under any Credit Facility shall not at any time exceed the Individual Commitment of such relevant Lender with respect to such Credit Facility and further provided that the aggregate amount of credit outstanding under such Credit Facility shall not at any time exceed the amount of such Credit Facility.  Subject to the terms and conditions hereof, all credit requested under a Credit Facility shall be made available to the Borrower contemporaneously by all of the relevant Lenders.  Each relevant Lender shall provide to the Borrower its Pro Rata Share of each relevant credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under a Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under a Credit Facility.  The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under a Credit Facility shall not relieve any other relevant Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under such Credit Facility.

2.3                          Reduction of Credit Facilities

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce either RT Facility in whole or in part to the extent such RT Facility, is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  The amount of either RT Facility will be permanently reduced at the time, and in the amount, of each repayment or prepayment made with respect to such RT Facility pursuant to Section 9.1 or 9.4.  The initial amount advanced under the NRT Facility was $400,000,000 (the “Initial NRT Amount”).  The amount of the NRT Facility will also be permanently reduced at the time, and in the amount, of each repayment or prepayment made with respect to the NRT Facility pursuant to Section 9.2, 9.3 or 9.4.  Any repayment or prepayment of credit outstanding under any Credit Facility (other than as set forth above) shall not cause a reduction in the amount of such Credit Facility.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the relevant Credit Facility.  Upon any reduction of a Credit Facility, the Individual Commitment of each relevant Lender with respect to such Credit Facility shall thereupon be reduced by an amount equal to such relevant Lender’s Pro Rata Share of the amount of such reduction of such Credit Facility.

2.4                          Termination of Credit Facilities

(a)           A Credit Facility shall terminate upon the earliest to occur of:

(i)            the termination of such Credit Facility in accordance with Section 13.1;

(ii)           the date on which such Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)          the relevant Maturity Date.

Upon the termination of a Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the relevant Lenders to extend credit thereunder shall automatically terminate.

2.5                          Accordion Feature Under RT Facility 2

(a)           The Borrower may, by notice to the Administrative Agent (an “Accordion Notice”), from time to time request that the amount of the Individual Commitments with respect to RT Facility 2 be increased by an aggregate amount of up to U.S. $21,842,104 (in the aggregate for all Accordion Notices) specifying the relevant Lenders and/or proposed new relevant Lenders that have agreed to accept Individual Commitments with respect to RT Facility 2 in the aggregate amount of such requested increase.  For certainty, the aggregate Individual

Commitments under RT Facility 2 shall not exceed at any particular time US$250,000,000.

(b)           Each Accordion Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an Individual Commitment with respect to RT Facility 2 and setting out the amount of that commitment.  The establishment of that Accordion Lender’s Individual Commitment with respect to RT Facility 2 shall, subject to Section 2.5(e) and (f), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent.  Upon the establishment of that Accordion Lender’s Individual Commitment with respect to RT Facility 2, Schedule A hereto shall be deemed to be amended to evidence the Individual Commitment with respect to RT Facility 2 of that Accordion Lender by the amount of such increase.

(c)           Any Accordion Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably.  Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrower and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this Agreement and each other Finance Document shall, subject to Section 2.5(e) and (f), henceforth be read and construed as if such Accordion Lender were party to this Agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to RT Facility 2 that the Accordion Lender has agreed to accept and all references to any Lenders in any Finance Document shall (to the extent the context so admits) be construed accordingly.  Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender.  Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Accordion Agreement relating to each Accordion Lender.  Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

(d)           The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to RT Facility 2 arising pursuant to Section 2.5(b) and (c).

(e)           No increase in or establishment of, any Individual Commitment with respect to RT Facility 2 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

(f)            On the first Banking Day following delivery of a notice to the Administrative Agent pursuant to Section 2.5(a), the Administrative Agent shall advise the Accordion Lender in writing of (i) the aggregate outstanding credit under RT Facility 2 already advanced by the RT Facility 2 Lenders to the Borrower (the

“Existing RT Facility 2 Indebtedness”) and (ii) its Pro Rata Share of the Existing RT Facility 2 Indebtedness.  Within one Banking Day of receipt of such notice from the Administrative Agent, the Accordion Lender shall pay to the Administrative Agent, for the pro rata benefit of each RT Facility 2 Lender, its Pro Rata Share of the Existing RT Facility 2 Indebtedness whereupon the Administrative Agent shall disburse such proceeds to the RT Facility 2 Lenders in accordance with Section 3.7.”

2.7                          General Provisions Relating to Credits.  Sections 3.1 to Section 3.3, inclusive of the Credit Agreement are hereby deleted in their entirety and replaced with the following:

“3.1                        Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders:

(a)           under the RT Facility 1 by way of one or more Loans and Bankers’ Acceptances;

(b)           under the RT Facility 2 by way of one or more Base Rate Canada Loans and LIBOR Loans; and

(c)           under the NRT Facility by way of one or more Base Rate Canada Loans and LIBOR Loans.

Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of U.S.$1,000,000 and by way of Prime Rate Loans, BA Rate Loans or Bankers’ Acceptances shall be in a minimum amount of Cdn.$1,000,000.

3.2                          Funding of Loans

Subject to the terms and conditions hereof, each relevant Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the relevant Credit Facility prior to 2:00 p.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, in respect of any Credit Facility, make such funds available to the Borrower on the date of the extension of credit by crediting the relevant Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a relevant Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                          Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the relevant Credit Facility as required (such Lender being herein called the “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other relevant Lenders and such notice shall state that any relevant Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one relevant Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.”

2.8                          Timing of Credit Availments.  Section 3.6 of the Credit Agreement is hereby amended by deleting the phrase “the Maturity Date” and replacing it with the phrase “the relevant Maturity Date”.

2.9                          Evidence of Indebtedness.  Section 3.10 of the Credit Agreement is hereby amended by deleting the phrases “, each Letter issued and drawn upon” and “, Letter fees and”.

2.10                        General Provisions Relating to All Letters.  Section 3.11 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

“3.11 [Intentionally deleted]”

2.11                        Overdraft Loans.  Section 3.12 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“3.12                      Overdraft Loans

(a)           Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the accounts of the Borrower maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the Borrower from the Overdraft Lender under the RT Facility 1 (each, an “Overdraft Loan”) as Prime Rate Loans or Base Rate Canada Loans, as the case may be.  For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Overdraft Loans.

(b)           Except as otherwise specifically provided herein, all references to Prime Rate Loans shall include Overdraft Loans made in Canadian dollars and all references to Base Rate Canada Loans shall include Overdraft Loans made in United States dollars.

(c)           Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other Lenders.

(d)           The aggregate principal amount of the Overdraft Loans shall not exceed U.S.$25,000,000.

(e)                                  If the Borrower shall request a drawdown under the RT Facility 1 other than under this Section (a “Syndicated Drawdown”) and the Overdraft Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender’s Pro Rata Share of all Syndicated Loans together with the Overdraft Loans then outstanding to exceed the Overdraft Lender’s Individual Commitment with respect to the RT Facility 1, then the Borrower shall be deemed to have given a repayment notice notifying the Administrative Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown.  For the purposes hereof “Syndicated Loans” means all credit outstanding under the RT Facility 1 other than Overdraft Loans.

(f)                                    The Borrower may make repayments of Overdraft Loans (together with accrued interest thereon) by deposit to the accounts referred to in Section 3.12(a) from time to time without penalty.

(g)                                 All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender.  Subject to Section 3.12(h), all costs and expenses relating to the Overdraft Loans shall be solely for the account of the Overdraft Lender.

(h)                                 Notwithstanding anything to the contrary herein contained or contrary to the provisions of Applicable Law, (a) if a Default occurs and is continuing or (b) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other relevant Lenders from the Overdraft Lender, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit under RT Facility 1 by way of drawdown of an amount of Syndicated Loans, in the currency of the Overdraft Loans, sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other relevant Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the relevant Lenders to the Borrower and to constitute Syndicated Loans (by way of Prime Rate Loans or Base Rate Canada Loans, as the case may be).  If a relevant Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual

Commitment of such Lender until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Pro Rata Share determined without regard to this sentence.  If any amount disbursed by a relevant Lender to the Overdraft Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Overdraft Lender or by such Lender to the Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(i)                                     For certainty, it is hereby acknowledged and agreed that the relevant Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by section 3.12(h) and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)                                     whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii)                                  whether or not the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice, Conversion Notice or otherwise).”

2.12                                                                        Notice Periods.  Section 3.13(a) of the Credit Agreement is hereby amended by deleting the phrase “, LIBOR Loan or the issuance of a Letter” and replacing it with the phrase “or LIBOR Loan”.

2.13                                                                        Administrative Agent’s Discretion to Allocate.  Section 3.14 of the Credit Agreement is hereby amended as follows:

(a)                                  the phrase “Sections 3.2 and 9.6(b)” is deleted and replaced by the phrase “Section 3.2”; and

(b)                                 the phrase “and reimbursing with respect to Letters” is deleted.

2.14                                                                        Drawdown Notice.  Section 4.1 of the Credit Agreement is hereby amended as follows:

(a)                                  in Section 4.1(c), the phrase “, Bankers’ Acceptances or Letter” is deleted and replaced by “or Bankers’ Acceptances”;

(b)                                 in Section 4.1(f), “;” is deleted and replaced by “; and”;

(c)                                  Sections 4.1(g) and (h) are deleted in their entirety and replaced by the following:

“(g)  the details of any irrevocable authorization and direction pursuant to Section 3.2.”; and

(d)                                 the last sentence of Section 4.1 is deleted in its entirety.

2.15                                                                      Drawdowns.  Article 4 of the Credit Agreement is hereby amended by adding the following at the end thereof:

4.3                               Drawdowns under RT Facility 2.  Other than drawdowns under the RT Facility 2 pursuant to Section 12.4 (and provided that, at the time of any such drawdown, RT Facility 1 has been fully utilized), the Borrower shall not be entitled to any drawdown under RT Facility 2 until on or after January 1, 2009 and unless, at the time of any such drawdown, RT Facility 1 has been fully utilized.

2.16                                                                      Rollovers and Conversions.  Each of Sections 5.1, 5.2 and 6.1 – 6.3 of the Credit Agreement is hereby amended by adding the word “relevant” immediately preceding the words “Lender” or “Lenders” in each instance thereof.

2.17                                                                      Interest Rates.  Section 7.1 of the Credit Agreement is hereby amended by adding the word “relevant” immediately preceding the word “Lenders” in the first line thereof.

2.18                                                                      Calculation and Payment of Interest.  Section 7.2(a) of the Credit Agreement is hereby amended by deleting “by 365” and replacing it with “by 365 or 366, as the case may be”.

2.19                                                                      Standby Fee.  Section 7.5(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“7.5                        Standby Fee

(a)                                  Upon the first Banking Day following completion of each Fiscal Quarter and on the termination of RT Facility 1, the Borrower shall pay in accordance with Section 3.8, to the relevant Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available RT Facility 1 Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of RT Facility 1.  Upon the first Banking Day following completion of each Fiscal Quarter and upon the termination of RT Facility 2, the Borrower shall pay in accordance with Section 3.8, to the relevant Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available RT Facility 2 Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from December 22, 2008 to and including the termination of RT Facility 2.”

2.20                                                                      Letter Fees.  Section 7.6 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

7.6                               [Intentionally deleted]

2.21                                                                      Applicable Rate Adjustment.  Section 7.8 of the Credit Agreement is hereby amended as follows:

(a)                                  by adding the word “relevant” immediately preceding the words “Lender” and “Lenders” in each instance thereof;

(b)                                 in the second sentence thereof, the phrase “, LIBOR Loan or Letter” is deleted and replaced by the phrase “or LIBOR Loan”; and

(c)                                  in the second sentence thereof, the phrase “or issuance fees will respect such Letters” is deleted.

2.22                                                                      Failure to Fund as a Result of Change of Circumstances.  The penultimate sentence of Section 8.3 of the Credit Agreement is hereby amended by deleting the phrase “, subject always to its continuing obligations pursuant to Section 9.6”.

2.23                                                                      Indemnity Relating to Credits.  Section 8.4 of the Credit Agreement is hereby amended as follows:

(a)                                  by deleting the phrase “(including, for certainty, the Issuing Lender)”; and

(b)                                 by deleting each reference therein to “or Letter” and “, the Issuing Lender”.

2.24                                                                      Indemnity for Transactional and Environmental Liability.  Each of Sections 8.5(c) and (d) of the Credit Agreement is hereby amended by deleting the phrase “, the Issuing Lender”.

2.25                                                                      Repayment of RT Facility. Section 9.1 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“9.1                        Repayment of RT Facilities

The Borrower shall repay to the relevant Lenders in full the outstanding credit granted to the Borrower under each RT Facility on the relevant Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.”

2.26                                                                      Repayments of NRT Facility.  Section 9.2 of the Credit Agreement is hereby amended as follows:

(a)                               by deleting the first reference therein to “Maturity Date” and replacing it with “Relevant Maturity Date”; and

(b)                               by deleting the second reference therein to “the Maturity Date” and replacing it with “the relevant Maturity Date”.

2.27                                                                     Voluntary Prepayments under Credit Facilities.  The second sentence of Section 9.3 of the Credit Agreement is hereby amended by deleting the reference to “RT Facility” and replacing it with “RT Facilities”.

2.28                                                                     Mandatory Prepayments.  Section 9.4 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“9.4 Mandatory Prepayments. On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, prepay outstanding credit granted to the Borrower under the Credit Facilities in an amount equal to the relevant Net Cash Proceeds provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid shall be applied (x) firstly in respect of the NRT Facility to the scheduled instalments of the NRT Facility set forth in Section 9.2 in inverse order of maturity and may not be reborrowed, (y) secondly in respect of RT Facility 1 and may not be reborrowed and (z) thirdly in respect of RT Facility 2 and may not be reborrowed.  As concerns any Bankers’ Acceptances that otherwise would be subject to prepayment pursuant to this Section 9.4, the Borrower shall forthwith upon demand by the Administrative Agent pay to the Administrative Agent an amount equal to the aggregate face amount of such Bankers’ Acceptances, such amount to be held by the Administrative Agent against any amount owing by the Borrower to the relevant Lenders in respect of such Bankers’ Acceptances.  Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances, at which time it shall be applied against the indebtedness of the Borrower to the relevant Lenders thereunder.  While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short-term deposits.”

Reimbursement or Conversion on Presentation of Letters and Letters Subject to an Order.  Sections 9.6 and 9.7 of the Credit Agreement are hereby deleted in their entirety and replaced by the following:

9.6                               [Intentionally deleted]

9.7                           [Intentionally deleted]

2.29                                                                     Repayment of Credit Excess.  Section 9.9 of the Credit Agreement is hereby amended by adding the word “relevant” immediately preceding the word “Lenders” therein.

2.30                                                                     Use of Proceeds.  Section 11.1(c) of the Credit Agreement is hereby amended as follows:

(a)                                in the first sentence thereof the reference to “RT Facility” is deleted and replaced by “RT Facility 1”; and

(b)                               the following is added immediately after the first sentence thereof:

For certainty, no proceeds of RT Facility 1 may be applied towards the repayment,  in whole or in part, of RT Facility 2.  The Borrower shall apply all of the proceeds of RT Facility 2 towards general corporate purposes of the Borrower.

2.31                                                                     Letter of Undertaking.  Section 11.1(v) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(v)                                 International Cyanide Management Code.  The Borrower shall, and shall cause each other Company to, cause the mines listed in Part II of the Application of the Borrower to become a signatory to the International Cyanide Management Code (the “Code”) (available at http://www.cyanide code.org/signatory_yamana.php) to achieve the Code certification within the periods required under Section 7 of the Code.

2.32                                                                     Minera Florida Mine.  Section 11.1 of the Credit Agreement is hereby amended by adding the following after Section 11.1(x):

(y)                              Minera Florida Mine.  On or prior to January 31, 2009:

(i)                                   the Borrower shall cause each of Minera Florida, Meridian I and Meridian II to duly execute and deliver to the Administrative Agent a Guarantee (the governing law of which, as concerns the Guarantee of Minera Florida, shall be the Province of Ontario);

(ii)                                the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                              a duly certified copy of the articles of incorporation and by-laws or comparable documents of Minera Florida, and Meridian I and Meridian II;

(B)                               a certificate of status or good standing for each of Minera Florida, Meridian I and Meridian II issued by the appropriate governmental body, corporation or agency of the jurisdiction in which such entity is incorporated or formed (other than with respect to any entity whose jurisdiction of incorporation or formation does not customarily offer such certificates);

(C)                               a duly certified copy of the resolution of the board of directors (or comparable authority) of Minera Florida, Meridian I and Meridian II authorizing it to execute, deliver and perform its obligations under each Finance Document to which such entity is a signatory and, in the case of Minera Florida, a duly certified copy of the resolution of the board of directors (or comparable authority) (if required under the constating documents or by-laws of such entity) of Minera Florida authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)                              a certificate of an officer of Minera Florida, Meridian I and Meridian II, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such corporation is a signatory (other than with respect to any corporation with respect to the Finance Documents to which it is a signatory are all executed before a notary public);

(E)                                if applicable, share certificates representing all of the issued and outstanding Shares of Minera Florida, duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F)                                an opinion of counsel to Minera Florida, Meridian I and Meridian II’s addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such corporation, the due authorization, execution and delivery and the validity and enforceability of the Finance Documents to which such entity is a party in the jurisdiction of incorporation or formation of such entity and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

(G)                               an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with each of Minera Florida, Meridian I and Meridian II (including, without limitation, the legality, validity and binding nature of the obligations of such entity under, and the enforceability against such entity of, the Finance Documents which are governed by the laws of the Province of Ontario);

(iii)                              the Borrower shall forthwith cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the Shares of Minera Florida;

(iv)                             the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(v)                                 all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to Section 11.1(y)(ii) and to ensure the perfection and the intended first-ranking priority of such Security.

Upon written notice by the Administrative Agent that the Sections 11.1(y)(i) and (ii) have been satisfied,

(x)                                   Section 1.1 of the Credit Agreement shall be amended as follows:

(i)                                  paragraph (a) of the definition of “Guarantors” shall be amended by deleting the phrase “and YBH” and replacing it with the phrase “, YBH and Minera Florida”;

(ii)                                 the definition of “Material Projects” shall be amended by deleting the phrase “, Sao Francisco Mine” and replacing it with the phrase “, Sao Francisco Mine, Minera Florida Mine”; and

(iii)                              the definition of “Pledged Subsidiaries” shall be amended by deleting the phrase “and El Peñón Opco” and replacing it with the phrase “, El Peñón Opco and Minera Florida”; and .

(y)                                 the following definition is added in alphabetical order:

“Minera Florida Mine” means the mine and related facilities on the properties located within the Coastal Range in the Metropolitan Region of Central Chile described in the Annual Information Form of the Borrower for the year ended December 31, 2007, dated March 24, 2008, as the Minera Florida Mine or Alhue Property.

2.33                                                                     Disposition of Assets.  The last sentence of Section 11.2(d) of the Credit Agreement is hereby amended by deleting the phrase “the RT Facility and the NRT Facility” and replacing it with the phrase “the Credit Facilities”.

2.34                                                                     Distributions.  Section 11.2(e) of the Credit Agreement is hereby amended by adding the following at the end thereof:

The Borrower shall not make any Distribution if (x) a Default has occurred and is continuing at the time of making any such Distribution or (y) a Default would arise immediately after the making of any such Distribution.  The Borrower shall not make any Distribution in excess of U.S. 0.5¢ per Share per Fiscal Quarter if the Fixed Charge Coverage Ratio, as most recently reported by the Borrower pursuant to Section 11.1(a)(iii), is less than 1.25:1.  The U.S. 0.5¢ per Share threshold shall be adjusted in the event, at any time after December 22, 2008, the Borrower shall:

(i)                                     subdivide, redivide or change its outstanding Shares into a greater number of Shares; or

(ii)                                  reduce, combine or consolidate its outstanding Shares into a smaller number of Shares.

2.35                                                                     Conditions Precedent to All Credit.  Section 12.1(d) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(d)                                 the Credit Facility under which credit is requested to be extended has not been terminated pursuant to Section 2.4.

2.36                                                                     Waiver.  Section 12.3 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

12.3                                                                        Conditions Precedent to Initial Extension of Credit by RT Facility 2 Lenders under RT Facility 2

The obligations of the RT Facility 2 Lenders to extend credit by way of the initial drawdown under RT Facility 2 is subject to the fulfilment of the following conditions precedent at the time, or immediately following, such extension of credit:

(a)                                 the conditions precedent set forth in Sections 12.1 and 12.2 have been fulfilled;

(b)                                execution and delivery of the confirmation of the Guarantees and Security Documents, any amendment to the Guarantees and Security Documents necessary or desirable as a result of the establishment of the RT Facility 2, additional Guarantees from each of the Pledged Subsidiaries (in each case governed by the laws of the Province of Ontario), as well as all resolutions, certificates and legal opinions with respect thereto as The Bank of Nova Scotia and RBS Securities Corporation dba RBS Greenwich

Capital (collectively, the “Co-Lead Arrangers”) may deem necessary or desirable, all such documentation, resolutions, certificates and opinions to be in form and substance satisfactory to each Co-Lead Arranger;

(c)                                 all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, or any amendments thereto, and to ensure the perfection and the intended first-ranking priority of such security or/and arrangements satisfactory to the Co-Lead Arrangers with respect to the foregoing have been made; and

(d)                                all necessary governmental, shareholder and other third party approvals, acknowledgements, directions, consents and agreements have been given and all relevant laws have been complied with, in respect of the establishment of RT Facility 2 and all documentation related thereto.

12.4                                                                        Conditions Precedent to Extension of Credit under RT Facility 2 by ABN AMRO Bank N.V.

Subject to all conditions precedent set forth in Section 12.1 having been fulfilled and if the conditions precedent set forth in Sections 12.3(b) – (d) have not yet having been fulfilled, ABN AMRO Bank N.V. shall be obligated to advance up to $50,000,000 under the RT Facility 2 (each, a “Non-Pro Rata Advance”).  On the first Banking Day following satisfaction of the conditions precedent set forth in Section 12.3(b) – (d), the Administrative Agent shall advise each RT Facility 2 Lender in writing of (i) the aggregate outstanding credit under all Non-Pro Rata Advances and (ii) its Pro Rata Share of such Non-Pro Rata Advances.  Within one Banking Day of receipt of such notice from the Administrative Agent, each RT Facility 2 Lender shall pay to the Administrative Agent, for the benefit of ABN AMRO Bank N.V., its Pro Rata Share of such Non-Pro Rata Advances whereupon the Administrative Agent shall disburse such proceeds to ABN AMRO Bank N.V. in accordance with Section 3.7.  For certainty, the Non-Pro Rata Advances shall share in the Proceeds of Realization on a pro rata basis.

12.5                                                                        Waiver

The terms and conditions of Sections 12.1-12.4 are inserted for the sole benefit of the Administrative Agent and the relevant Lenders, and the relevant Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Sections 12.1-12.4 in whole or in part in respect of any other extension of credit.

2.37                                                                     Events of Default.  Section 13.1 of the Credit Agreement is hereby amended as follows:

(a)                                  the phrase “(including the (i) face amount of all Bankers’ Acceptances issued and outstanding hereunder and (ii) the then contingent liability of the Issuing Lender under all Letters)” is deleted and replaced by the phrase “(including the face amount of all Bankers’ Acceptances issued and outstanding hereunder)”; and

(b)                                 the last sentence thereof is deleted in its entirety.

2.38                                                                     Refund of Overpayments.  Section 13.2 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

13.2                      [Intentionally deleted]

2.39                                                                     Credit Decision.  Section 14.11 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“14.11                                                          Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)                                  in making its decision to enter into this agreement and to make its Pro Rata Share of each relevant Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)                                 so long as any portion of a relevant Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.”

2.40                                                                     Waivers and Amendments.  Section 14.14 of the Credit Agreement is hereby amended as follows:

(a)                                  by deleting each reference in Sections 14.14(b)(i) and (iii) to “either Credit Facility” and replacing it with “any Credit Facility”;

(b)                                 in Section 14.14(b), by deleting the phrase “the Maturity Date” and replacing it with “any Maturity Date”;

(c)                                  in Section 14.14(d), by deleting in its entirety the last sentence thereof; and

(d)           in Section 14.14 (e), by deleting each reference therein to “, the Issuing Lender”.

2.41                        Redistribution of Payment.  Section 14.17 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“14.17                   Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other relevant Lender in respect of the aggregate amount of principal and interest due in respect of any Credit Facility (having regard to the respective Individual Commitments of the relevant Lenders with respect to such Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other relevant Lender or relevant Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.”

2.42                        Assignment.  Section 15.5(c) of the Credit Agreement is hereby amended as follows:

(a)           in the first sentence thereof, by deleting the phrase “(x) the Issuing Lender” and replacing it with the phrase “(x) [Intentionally deleted];”and

(b)           in the penultimate sentence thereof, by deleting the phrase “, the Issuing Lender”.

2.43                        Schedules A, C, D. I and K.  Schedules A, C, D, I and K to the Credit Agreement are hereby deleted in their entirety and replaced with the Schedules A, C, D, I and K attached hereto.

2.44                        Schedule B.  Schedule B of the Credit Agreement is hereby amended as follows:

(a)           by adding the following after Section 3 thereof:

“For the relevant period including                       , the Fixed Charge Coverage Ratio is as follows and detailed calculations thereof are attached hereto.”

	Actual Ratio	Required Ratio

Fixed Charge Coverage Ratio	:1	1.25:1

(b)           by adding the following at the end of the Calculation Worksheet of Schedule B:

Fixed Charge Coverage Ratio

Rolling Fixed Charges

Description	Amount

Rolling Two Quarter EBITDA	U.S.$	(J)

Consolidated Cash Taxes	U.S.$	(K)

Cash Dividends	U.S.$	(L)

Capital Expenditures Paid in Cash	U.S.$	(M)

Cash Proceeds from Asset Dispositions	U.S.$	(N)

Cash Proceeds from Permitted Indebtedness for borrowed money	U.S.$	(O)

Cash Proceeds from issuance of Shares	U.S.$	(P)

Rolling Fixed Charges	U.S.$
(Q = J – (K + L + M) + (N + O + P)

Rolling Interest Expenses	U.S.$	(R)

Scheduled Repayments under Credit Facilities	U.S.$	(S)

Fixed Charge Coverage Ratio (Actual)	:1 (Q: (R + S)

Required Ratio 1.25:1

2.45                        Schedules E and F.  The first sentence of each of Schedule E and F of the Credit Agreement is hereby amended by deleting the reference to “[NRT/RT Facility]” and replacing it with “[identify relevant Credit Facility]”.

2.46                        Schedule H.  Section H of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Schedule H

[Intentionally deleted]

2.47                        Schedule M.  Schedule M attached hereto is hereby added to the Credit Agreement as Schedule M.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                          Representations and Warranties.  To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4

CONDITION PRECEDENT

4.1                          Conditions Precedent to Effectiveness of this Agreement.  This agreement shall not become effective, subject to Section 4.2, until the following conditions precedent are fulfilled (which conditions precedent must be fulfilled on or prior to December 31, 2008):

(a)           an acknowledgement and consent in the form attached hereto is executed and delivered by each Guarantor to the Administrative Agent; and

(b)           payment of all fees and expenses payable to the Co-Lead Arrangers and the Lenders under or in connection with this agreement or the commitment letter dated November 6, 2008 between the Borrower, ABN AMRO Bank, N.A. and the Co-Lead Arrangers, as amended, modified, supplemented or replaced from time to time.

4.2                          Date this Agreement becomes Effective.  Provided the conditions precedent set forth in Section 4.1 have been fulfilled, this agreement shall become effective on December 31, 2008.

4.3                          Additional Lender.

(a)           The Additional Lender acknowledges and agrees that (i) upon this agreement becoming effective, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of its Individual Commitment under RT Facility 2, shall have the obligations of a Lender thereunder, (ii) it will, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Finance Documents and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Finance Documents are required to be performed by it as a Lender.

(b)           The Additional Lender hereby acknowledges that it has received a copy of each Finance Document, together with copies of the most recent financial statements delivered pursuant to Section 11.1(a) of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decisions to enter into this agreement.

(c)           The Borrower agrees that the Additional Lender shall have all of the rights and benefits of a Lender under each of the Finance Documents.

(d)           Upon this agreement becoming effective, the Individual Commitment of Export Development Canada with respect to RT Facility 2 shall be $92,000,000.

(e)           Export Development Canada hereby notifies each of the other parties hereto that its address and telefacsimile number for the purpose of Section 15.1 of the Credit Agreement shall be as follows:

Export Development Canada
151 O’Connor Street
Ottawa, Ontario
K1A 1K3
Canada

Attention:              Aliesha Green (Loans Services) and Matthew Devine

(Asset Management)

Facsimile No.:       (613) 598-2514 / (613) 598-3186

ARTICLE 5

MISCELLANEOUS

5.1                          No Default.  The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2                          Future References to the Credit Agreement.  On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                          Governing Law.  This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4                          Enurement.  This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                          Conflict.  If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

5.6                          Further Assurances.  The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.7                          Counterparts.  This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

YAMANA GOLD INC.

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Senior Vice President Finance and
Chief Financial Officer

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Title: Director

By:	/s/ Stella Luna
Name: Stella Luna
Title: Associate Director

ABN AMRO BANK N.V., as Lender

By:	/s/ David R. Wingfelder
Name: David R. Wingfelder
Title: Managing Director

By:	/s/ Michael D. Quinn
Name: Michael D. Quinn
Title: Vice President

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Michael Eddy
Name: Michael Eddy
Title: Managing Director

By:	/s/ Sonya Bikhit
Name: Sonya Bikhit
Title: Associate

BNP PARIBAS (CANADA)

By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	/s/ Michael Gosselin
Name: Michael Gosselin
Title: Managing Director

WESTLB AG, TORONTO BRANCH

By:	/s/ Robert L. Dyck
Name: Robert L. Dyck
Title: Executive Director

By:	/s/ Kenneth Chan
Name: Kenneth Chan
Title: Director, Credits America

BAYERISCHE HYPO- UND VEREINSBANK AG

By:	/s/ Christoph Fischer
Name: Christoph Fischer
Title: Vice President

By:	/s/ Sabine Lehan
Name: Sabine Lehan
Title: Director

BARCLAYS BANK PLC

By:	/s/ Roger Cosby
Name: Roger Cosby
Title: Vice President

By:	/s/ May Jaramillo
Name: May Jaramillo
Title: Assistant Vice President

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Scott Curtis
Name: Scott Curtis
Title: Managing Director

By:	/s/ Peter Rawlins
Name: Peter Rawlins
Title: Executive Director

JP MORGAN CHASE BANK, N.A., TORONTO BRANCH

By:	/s/ Muhammad Hasan
Name: Muhammad Hasan
Title: Vice President

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA), CO.

By:	/s/ Todd Vannucci
Name: Todd Vannucci
Title: Vice President

By:
Name:
Title:

ASCENSION LOAN VEHICLE, LLC

By:	/s/ Louis A. Palladino
Name: Louis A. Palladino
Title: Vice President

By:
Name:
Title:

ROYAL BANK OF CANADA

By:	/s/ Stam Fountoulakis
Name: Stam Fountoulakis
Title: Authorized Signatory

By:
Name:
Title:

UNITED OVERSEAS BANK LIMITED

By:	/s/ K. Jin Koh
Name: K. Jin Koh
Title: General Manager

By:
Name:
Title:

FORTIS CAPITAL (CANADA) LTD.

By:	/s/ Doug Clark
Name: Doug Clark
Title: Director

By:	/s/ Anil Nayak
Name: Anil Nayak
Title: Assistant Vice President

NATIONAL BANK OF CANADA

By:	/s/ André Marenger
Name: André Marenger
Title: Director

By:	/s/ Roch Ledoux
Name: Roch Ledoux
Title: Directeur - Director

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

By:	/s/ Angelo Bisutti
Name: Angelo Bisutti
Title: Senior Vice President

By:
Name:
Title:

ING BANK N.V.

By:	/s/ Jaap Jan Prins
Name: Jaap Jan Prins
Title: Managing Director

By:	/s/ J. Van der Wijk
Name: J. Van der Wijk
Title: Director

SOCIÉTÉ GÉNÉRALE

By:	/s/ Michael C. Manion
Name: Michael C. Manion
Title: Director

By:	/s/ Ernesto Rambaldini
Name: Ernesto Rambaldini
Title: Vice President

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

By:	/s/ Ming Chang
Name: Ming Chang
Title: Vice President

By:
Name:
Title:

STANDARD BANK PLC

By:	/s/ B.J. Lovell
Name: B.J. Lovell
Title: Head of Transaction Management

By:	/s/ Arnaud Stark
Name: Arnaud Stark
Title: Director – Head of Structuring and Execution

EXPORT DEVELOPMENT CANADA

By:	/s/ Christiane de Billy
Name: Christiane de Billy
Title: Financing Manager

By:	/s/ Michaëlle Azor
Name: Michaëlle Azor
Title: Senior Associate

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Secured Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Finance Documents

YAMANA DESENVOLVIMENTO MINERAL S.A.

By:	/s/ Adalberto Franco Netto Telles
Name: Adalberto Franco Netto Telles
Title: Officer

By:
Name:
Title:

FTFPAR PARTICIPAÇÕES LTDA.

By:	/s/ Adalberto Franco Netto Telles
Name: Adalberto Franco Netto Telles
Title: Manager

By:
Name:
Title:

MINERAÇÃO MARACÁ INDÚSTRIA E COMÉRCIO S.A.

By:	/s/ Adalberto Franco Netto Telles
Name: Adalberto Franco Netto Telles
Title: Officer

By:
Name:
Title:

MINERA MERIDIAN LIMITADA

By:	/s/ Alberto Orrego
Name: Alberto Orrego
Title: Delegate

By:	/s/ Sergio Orrego
Name: Sergio Orrego
Title: Delegate

MERIDIAN SUBCO I LIMITED

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Officer

By:
Name:
Title:

MERIDIAN SUBCO II LIMITED

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Officer

By:
Name:
Title:

NORTHERN ORION CAYMAN PAMPAS LTD.

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Officer

By:
Name:
Title:

By:
Name:
Title:

NORTHERN ORION CANADA PAMPAS LTD.

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Officer

By:
Name:
Title:

YAMANA BRAZIL HOLDINGS B.V.

By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Officer

By:
Name:
Title:

SERRA DA BORDA MINERAÇÃO E METALURGIA

By:	/s/ Evandro Cardoso Cintra
Name: Evandro Cardoso Cintra
Title: Officer

By:	/s/ Adalberto Franco Netto Telles
Name: Adalberto Franco Netto Telles
Title: Attorney-in-fact

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment

The Bank of Nova Scotia	RT Facility 1:	$46,808,511
	RT Facility 2	$21,349,385
	NRT Facility:	$54,736,838
ABN AMRO Bank N.V.	RT Facility 1:	$30,000,000
	RT Facility 2	$50,000,000
	NRT Facility:	$33,684,208
BNP Paribas (Canada)	RT Facility 1:	$18,893,617
	RT Facility 2	$5,106,383
	NRT Facility:	$26,947,366
WestLB AG	RT Facility 1:	$18,893,617
	RT Facility 2	$5,106,383
	NRT Facility:	$26,947,366
Bayerische Hypo- Und Vereinsbank AG	RT Facility 1:	$11,808,511
	RT Facility 2	$3,191,489
	NRT Facility:	$16,842,104
Barclays Bank PLC	RT Facility 1:	$11,808,511
	RT Facility 2	$3,191,489
	NRT Facility:	$16,842,104
Canadian Imperial Bank of Commerce	RT Facility 1:	$11,808,511
	RT Facility 2	$3,191,489
	NRT Facility:	$16,842,104

Lenders	Individual Commitment

JP Morgan Chase Bank, N.A.	RT Facility 1:	$11,808,511
	RT Facility 2	$3,191,489
	NRT Facility:	$16,842,104
Morgan Stanley Senior Funding (Nova Scotia), Co.	RT Facility 1:	Nil
	RT Facility 2	Nil
	NRT Facility:	$9,356
Royal Bank of Canada	RT Facility 1:	$11,808,511
	RT Facility 2	$13,191,489
	NRT Facility:	$16,842,104
United Overseas Bank Limited	RT Facility 1:	$11,808,511
	RT Facility 2	$3,191,489
	NRT Facility:	$16,842,104
Fortis Capital (Canada) Ltd.	RT Facility 1:	$9,446,809
	RT Facility 2	$2,553,191
	NRT Facility:	$13,473,683
National Bank of Canada	RT Facility 1:	$9,446,809
	RT Facility 2	$10,553,191
	NRT Facility:	$13,473,683
Bank of Tokyo-Mitsubishi UFJ (Canada)	RT Facility 1:	$7,557,447
	RT Facility 2	$2,042,553
	NRT Facility:	$10,778,947

Lenders	Individual Commitment

ING Bank N.V.	RT Facility 1:	$7,557,447
	RT Facility 2	$2,042,553
	NRT Facility:	$10,778,947
Société Générale	RT Facility 1:	$15,429,787
	RT Facility 2	$4,170,213
	NRT Facility:	$10,778,947
Sumitomo Mitsui Banking Corporation of Canada	RT Facility 1:	$7,557,447
	RT Facility 2	$2,042,553
	NRT Facility:	$10,778,947
Standard Bank Plc	RT Facility 1:	$7,557,447
	RT Facility 2	$2,042,553
	NRT Facility:	$10,778,947
Export Development Canada	RT Facility 1:	Nil
	RT Facility 2	$92,000,000
	NRT Facility:	Nil
Ascension Loan Vehicle, LLC	RT Facility 1:	Nil
	RT Facility 2	Nil
	NRT Facility:	$12,622,222

SCHEDULE C

FORM OF ASSIGNMENT

Dated           , 20

Reference is made to the credit agreement dated as of September 10, 2007 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Yamana Gold Inc. as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

                  (the “Assignor”) and                   (the “Assignee”) agree as follows:

(a)                                  (1)The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a       % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement to the extent they relate to the [identify Credit Facility] as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the [identify Credit Facility] as in effect on the Effective Date, the credit extended by the Assignor under the [identify Credit Facility] and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Finance Documents).

(b)                                 (1)The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the [identify Credit Facility] is U.S.$            (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the [identify Credit Facility] is U.S.$            (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Finance Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Finance Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Finance Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(1) Paragraphs (a) and (b) to be repeated for each Credit Facility subject to assignment.

(c)                                  The effective date of this Assignment (the “Effective Date”) shall be the later of             and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d)                                 The Assignee hereby agrees to the specific Individual Commitment of U.S.$             with respect to the [identify Credit Facility] and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)                                  As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Finance Documents held by it immediately prior to the Assignment Date, have the rights and obligations under the Finance Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Finance Documents.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Finance Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:
Telefax:

Acknowledged and agreed to as of this           day of              , 20      .

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:
Name:
Title:

Acknowledged and agreed to as of this         day of                      , 20   .

THE BANK OF NOVA SCOTIA, as
Overdraft Lender

By:
Name:
Title:

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:                         The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:                         Credit Agreement made as of September 10, 2007 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [identify relevant Credit Facility] on [date of drawdown] as follows:

Availment Option:

Amount:

If LIBOR Loan, Interest Period:

If Bankers’ Acceptance, term:

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to                 and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the        day of                , 20   .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE I

APPLICABLE RATES

Level	Leverage Ratio	Acceptance fee rate and LIBOR Loan interest rate margin	Prime Rate Canada and Base Rate Loan, interest rate margin	Standby Fee rate
I	< 0.5:1	1.500% per annum	0.500% per annum	0.550% per annum
II	> 0.5:1 to < 1.0:1	1.750% per annum	0.750% per annum	0.600% per annum
III	> 1.0:1 to < 1.5:1	2.000% per annum	1.000% per annum	0.700% per annum
IV	> 1.5:1 to < 2.0:1	2.250% per annum	1.250% per annum	0.800% per annum
V	> 2.0:1	3.000% per annum	2.000% per annum	1.100% per annum

SCHEDULE K

SECURITY DOCUMENTS

1.                                       Share pledge agreement dated as of October 10, 2007 between the Individual Shareholders, MMIC and the Administrative Agent;

2.                                       Share pledge agreement dated October 10, 2007 between FTFPAR, SBMM and the Administrative Agent;

3.                                       Share pledge agreement dated October 10, 2007 between YDM, SBMM and the Administrative Agent;

4.                                       Share pledge agreement dated December 21, 2007 between Meridian Subco I Limited, Meridian Subco II Limited and the Administrative Agent;

5.                                       Share pledge agreement dated December 12, 2007 between Northern Orion Canada Pampas Ltd. and the Administrative Agent; and

6.                                       Share pledge agreement dated as of February 29, 2008 between YBH, MMIC and the Administrative Agent.

SCHEDULE M

FORM OF ACCORDION AGREEMENT

Reference is made to the credit agreement dated as of September 10, 2007 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein, The Bank of Nova Scotia, as Administrative Agent.  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 2.5(c) of the Credit Agreement, the Borrower wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <*> (the “Accordion Lender”), hereby agree as follows:

1.                                       The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.5(e) and (f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below.  Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.                                       The Individual Commitment with respect to RT Facility 2 of the Accordion Lender shall be US$<*> and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.                                       The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.                                       The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Finance Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Finance Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Finance Document.

5.                                       This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

6.                                       This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the               day of                            ,       .

YAMANA GOLD INC.	<*>
as Accordion Lender

By:	By:

Title:	Title:

THE BANK OF NOVA SCOTIA
as Administrative Agent

By:

Title: